Mail Stop 3720

May 4, 2006

Mr. John S. Rego
Executive Vice President and
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 26, 2006**
>
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 28, 2006**
> **File No. 333-131659**
>
> **Registration Statement on Form 10**
> **Filed April 28, 2006**
> **File No. 0-51497**

Dear Mr. Rego:

We have reviewed your amended filings and the registration statement on Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

General

1. We have received your request for confidential treatment covering exhibits 10.13, 10.15, 10.16, 10.17, 10.18 and 10.19, and we will respond under cover of a separate letter.

2. Reconcile Mr. Citron's share ownership on page 2 (31%) with page 21 (33%) or tell us why no revision is necessary.

The Offering, page 4

3. Please refer to the phrase, "…which will take place immediately prior to the closing of the offering" in the last sentence. Revise this reference since the Board of Directors approved the reverse stock split to be effective on April 26, 2006.

Dilution, page 27

4. We note that you deleted the last sentence of this section that appeared in your prior filings. Please revise to disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options and conversion of your convertible notes.

Telephone Services Revenue and Direct cost of Services, pages 40 and 44

5. Please refer our prior comment 17. Remove your discussion of gross margin since you are excluding the applicable depreciation and amortization from your direct cost of telephony services.

Contractual Obligations and Other Commercial Commitments, page 58

6. Since the table of contractual obligations only summarizes your obligations as of December 31, 2005, please revise the paragraph entitled "Convertible Notes and Related Interest Expense" on page 59 to disclose the principal amount of the additional convertible notes issued in 2006 and the resulting additional interest expense for the same periods as presented in the table.

Network Operations, page 75

7. Expand the discussion of the various agreements with the E-911 and other service providers appearing on page 77 to more clearly explain the nature of the services that each party provides to you or how the parties provide the services to you. For instance, clarify the nature of the "operations support systems services" provided by Neustar, Inc., and briefly explain how they enable you to "implement [y]our local number portability solution.

Legal Proceedings, page 86

8. We believe the disclosure in the first paragraph, that you do not expect any of the legal proceedings to have an adverse effect, but that if they were resolved in an adverse manner, they could have an adverse effect, may be potentially vague and confusing. Please revise.

Employment Agreements, page 106

9. Pursuant to the terms of Mr. Snyder's employment agreement effective February 8, 2006, we note that Mr. Snyder was granted a one-time sign-on bonus which included stock options to purchase 2,500,000 shares of common stock. We note the revised disclosure on page 108 that Mr. Snyder was granted a sign-on bonus in the form of options to acquire 892,858 shares of common stock. Please confirm in your response letter, if true, that the number of shares underlying the options changed due to the effectiveness of the reverse stock split; if not, then tell us why this figure changed. Furthermore, please reconcile Mr. Snyder's beneficial ownership amount as set forth in the table on page 120 with the language on page 108 pertaining to the grant of options to acquire 892,858 shares of your common stock. Please also ensure that the issuance of these options is set forth in Item 15 to Part II of the registration statement as requested in prior comment 10 to our letter dated April 21, 2006.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

10. Please refer to the phrase, "…not presented herein," in the first sentence. Revise this reference since the statements of operations, cash flows and stockholders' deficit are presented in the filing.

Note 1. Pro Forma Information, page F-9

11. Please refer to prior comment 16. For pro forma loss per share purposes, revise to give effect to the conversion as of January 1, 2005.

Note 1. Telephony Services Revenue, page F-9

12. Please refer to prior comment 18 and the second paragraph. Revise to clarify that the rebates in excess of the activation fees are recorded as a reduction in revenue.

Note 6. Convertible Notes, page F-26

13. We understand that you will be restating the financial statements to revise the accounting for the embedded derivative. Please disclose in your MD&A that the embedded derivative will be bifurcated upon the effectiveness of the registration statement and trading on the New York Stock Exchange. Also, disclose the potential future impact of the bifurcation on your financial statements.

Note 8. 2001 Stock Incentive Plan, page F-35

14. Please refer third sentence in the last paragraph. The fair value of your common stock

should be based on the factors disclosed in the first sentence and not an incremental increase of 5% each month. Please revise this sentence accordingly.

Note 13. Subsequent Events (Unaudited), page F-49

15. Please revise to audit the reverse stock split.

* * * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: James S. Scott, Sr., Esq.
       Shearman & Sterling LLP
       Fax: (646) 848-7702